Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EMAIL AND EDGAR

August 20, 2021
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
Washington, D.C. 20549
Re:       Dutch Bros Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 15, 2021
CIK No. 0001866581
Attn: Taylor Beech
Erin Jaskot
Ta Tanisha Meadows
Joel Parker
Dear Ms. Beech:
On behalf of Dutch Bros Inc. (“Dutch Bros” or the “Company”), the following information is in response to a letter, dated August 2, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on July 15, 2021. Concurrently with the submission of this response letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”).
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.
Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 15, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company-operated Shop Segment Performance
Occupancy and Other Costs, page 106
1.We note your response to comment 7. It does not appear that any revisions were made to your occupancy and other costs disclosure. Please quantify the changes resulting from higher rent and increased credit card processing fees. Refer to Item 303(b) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 112 and 113 in the Registration Statement.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

United States Securities and Exchange Commission August 20, 2021 Page 2
Business
Our Growth, page 116
2.We note your disclosure in response to comment 8. Please further revise to quantify the anticipated equity-related expenses from the vesting of Profits Interest Units and the timing to the extent known.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8, 125 and 126 in the Registration Statement.
Consolidated Financial Statements of Dutch Mafia, LLC
(14) Segment Information, page F-25
3.We note your revised disclosure in response to comment 12. It remains unclear how excluding selling, general and administrative expenses from segment EBITDA is appropriate considering that EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Please revise the name of this measure to accurately convey what it represents.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-25 in the Registration Statement.
General
4.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is supplementally providing to the Staff under separate cover copies of such written communications.
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Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested communications.
Sincerely
Eric C. Jensen
cc:        Joth Ricci, Chief Executive Officer, Dutch Bros Inc.
Alan Hambelton, Cooley LLP
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com